UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A. BOARD OF DIRECTORS MINUTES N° 403

MINUTE N° 403: In the Autonomous City of Buenos Aires, on the 8th day of March 2016, at 03.00 pm in the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Marcelo Mindlin, Pablo Díaz,  Eduardo Llanos and Maximiliano Fernández. Permanent Auditors Messrs. Daniel Abelovich, Damián Burgio and Walter Pardi, on behalf of the Audit Committee are present. Likewise, Leandro Montero, Edenor’s Finance and Control Manager, and Daniel Flaks in charge of the Technical Directorate join the deliberation of the Board. The meeting is chaired by the Board of Directors’ Chairman, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […].Afterwards, the FIFTH ISSUE of the Agenda is submitted for consideration: 5º) Consideration of the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement, Enclosed Documents, Reporting Summary, Information requested by section 68 of the Regulation of the Buenos Aires Stock Exchange, Reports from the Certifying Accountant and the Audit Commission and  allocation of income corresponding to the fiscal year ended on December 31st 2015.  The Chairman informs that the Financial Statements as well as other documents corresponding to the fiscal year ended on December 31st 2015 are to be taken into consideration explaining that the documents to be considered have been distributed in advance among the present members. Subsequently, the Chairman submits for the consideration of the Board of Directors the Annual Report, Inventory, Financial Statements, supplementary Notes, Reporting Summary of  Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR), and the information requested by Section 68 of the Regulation of the Buenos Aires Stock Exchange, the aforementioned corresponding to the fiscal year ended on December 31st 2015, and motions its approval. After a brief exchange of opinions, the Board of Directors by unanimous votes, DECIDES TO: (i) take note of the informed facts and approve all accounting documents submitted for consideration  in the present issue of the Agenda, transcription of which was omitted in the present minute since its transcript has already been included into the Inventory and Balance Sheet Book, except for the Annual Report and Annex I (Annual Corporate Governance Report, RG 606 CNV), transcript of which is included hereinafter: […] (ii) In this regard, it is also DECIDED TO authorize the Board of Director’s Chairman and Deputy Chairman indistinctively to subscribe for and on behalf of the Company, the Annual Report, the Financial Statements and other related documents previously approved as well as to make the presentations and carry out the actions required by the corresponding authorities. Then, the SIXTH ISSUE of the Agenda is submitted for consideration […] there being no further business to be discussed; the Chairman concludes the meeting at 5:00 pm. Signed below by: Ricardo Torres, Marcelo Mindlin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Leandro Montero, Daniel Flaks, José Daniel Abelovich, Walter Pardi and Damián Burgio.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2016